UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              SCP Pool Corporation
- --------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                        Common Stock, Par Value $.001 Per Share
- --------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    784028102
- --------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

            Joshua Landes, Wynnefield Partners Small Cap Value, L.P.
      One Penn Plaza, Suite 4720, New York, New York 10119, (212) 760-0814
                                       and
                               Jesse R. Meer, Esq.
 Berlack, Israels & Liberman, LLP, 120 West 45th Street, New York, N.Y. 10036,
                                 (212) 704-0100
- --------------------------------------------------------------------------------
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
                              AND COMMUNICATIONS)

                                 August 15, 1996
- --------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x] (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                              (Page 1 of 5 Pages)

                                  SCHEDULE 13D


- ----------------------------             ---------------------------------------
CUSIP NO.   784028102                    PAGE         2    of    5       PAGES
- ----------------------------             ---------------------------------------

 -------------------------------------------------------------------------------

 1  NAME OF REPORTING PERSON:         Wynnefield Partners Small Cap Value, L. P.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:         13-3688497

- --------------------------------------------------------------------------------

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                          (b)

- --------------------------------------------------------------------------------

 3  SEC USE ONLY

- --------------------------------------------------------------------------------

 4  SOURCE OF FUNDS
                     WC
- --------------------------------------------------------------------------------

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    (2)(d) or (e) [ ]

 -------------------------------------------------------------------------------

 6  CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
 -------------------------------------------------------------------------------
                                          7   SOLE VOTING POWER
         NUMBER OF
          SHARES                                        244,200
        BENEFICIALLY
          OWNED BY
           EACH
         REPORTING
           PERSON
            WITH                       -----------------------------------------
                                          8   SHARED VOTING POWER

                                                        None

                                       -----------------------------------------
                                          9   SOLE DISPOSITIVE POWER

                                                        244,200

                                       -----------------------------------------
                                         10   SHARED DISPOSITIVE POWER

                                                        None
- --------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               244,200 shares
- --------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

- --------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.78
- --------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON

               PN
- --------------------------------------------------------------------------------

                              (Page 2 of 5 Pages)

                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

     This statement relates to shares of the common stock, par value $.001 per share, of SCP Pool Corporation (the "Issuer"). The Issuer's principal executive offices are located at 128 Northpark Boulevard, Covington, Louisiana 70433-5070.

ITEM 2.  IDENTITY AND BACKGROUND.

     This statement is being filed by Wynnefield Partners Small Cap Value, L.P., a limited partnership formed under the laws of the State of Delaware (the "Partnership"). The principal business of the Partnership is investments, and the address of its principal offices is One Penn Plaza, Suite 4720, New York, New York 10119.

     Nelson Obus and Joshua Landes are the general partners of the Partnership, and their principal business address is the same as the Partnership's. The principal occupations of Messrs. Obus and Landes are acting as the general partners and managing investments of the Partnership.

     During the past five years, neither the Partnership, Mr. Obus nor Mr. Landes (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Messrs. Obus and Landes are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUND OR OTHER CONSIDERATION.

     The Securities (as defined in Item 5 below) were purchased by the Partnership for cash aggregating $4,119,738.96 including commissions. The cash was provided from the working capital of the Partnership.

ITEM 4.  PURPOSE OF TRANSACTION.

     The Partnership purchased the Securities (as defined in Item 5 below) for the purpose of investment.

                              (Page 3 of 5 Pages)

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     The Partnership owns 244,200 shares of the common stock of the Issuer (the "Securities"). The Securities represent approximately 5.78% of the common stock of the Issuer outstanding as of June 30, 1996, based on the Issuer's most recent quarterly report on Form 10-Q.

     Messrs. Obus and Landes, the general partners of the Partnership, have the sole power to vote, or to direct the vote, or to direct the sale or other disposition of, the Securities held by the Partnership. Messrs. Obus and Landes, as the general partners of the Partnership, have the sole power to receive or to direct the receipt of the proceeds from the sale of the Securities, or any dividends paid with respect to the Securities held by the Partnership.

     The Partnership purchased the Securities as set forth in the following table:

 ===============================================================================
                                 NUMBER OF SHARES               PURCHASE
 DATE OF PURCHASE                   PURCHASED                    PRICE
 ===============================================================================
 December 28, 1995                      3,000                   $ 30,990.00
- --------------------------------------------------------------------------------
 December 29, 1995                      2,900                     30,319.50
 -------------------------------------------------------------------------------
 February 2, 1996                       5,000                     59,775.00
 -------------------------------------------------------------------------------
 February 7, 1996                      40,000                    485,000.00
 -------------------------------------------------------------------------------
 February 13, 1996                      5,000                     60,300.00
 -------------------------------------------------------------------------------
 February 22, 1996                      2,500                     30,150.00
 -------------------------------------------------------------------------------
 February 27, 1996                      2,500                     30,800.00
 -------------------------------------------------------------------------------
 July 15, 1996                         40,000                    731,200.00
 -------------------------------------------------------------------------------
 July 17, 1996                         37,500                    676,875.00
 -------------------------------------------------------------------------------
 July 19, 1996                         22,000                    415,976.00
 -------------------------------------------------------------------------------
  July 22, 1996                        23,500                    447,675.00
 -------------------------------------------------------------------------------
  July 23, 1996                        20,300                    386,678.46
 -------------------------------------------------------------------------------
  August 15, 1996                      40,000                    734,000.00
 -------------------------------------------------------------------------------
       TOTAL                          244,200                 $4,119,738.96
 ===============================================================================


                              (Page 4 of 5 Pages)

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Neither the Partnership, Mr. Obus nor Mr. Landes has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Securities. None of the Securities is pledged or otherwise subject to a contingency, the occurrence of which would give another person voting or investment power over the Securities.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     None

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     August 20, 1996
- -----------------------------
         (Date)

                                    WYNNEFIELD PARTNERS SMALL
                                    CAP VALUE, L.P.


                                    By: /s/ JOSHUA LANDES
                                       -----------------------------------------
                                        (Signature)



                                    Joshua Landes,              General Partner
                                    --------------------------------------------
                                    (Name/Title)


                              (Page 5 of 5 Pages)